
August 25, 2025

Ryan Ellson
Chief Financial Officer
Gran Tierra Energy Inc.
500 Centre Street S.E.
Calgary, Alberta Canada T2G 1A6

      Re: Gran Tierra Energy Inc.
          Form 10-K for the Fiscal Year ended December 31, 2024
          Filed February 24, 2025
          Response Letter dated August 8, 2025
          File No. 001-34018

Dear Ryan Ellson:

We have reviewed your August 8, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial and Operational Highlights, page 37

1.   We note your response to prior comment one indicating that you will include a reconciliation of operating netback to the most directly comparable GAAP measure in future filings, although you indicate this would be net income or loss. You indicate that a gross profit measure would not accurately reflect expenses "that are integral to operating netback" while also suggesting that DD&A related to your oil and gas properties is "not directly attributable to operating costs."

However, you do not explain how costs that are integral to your non-GAAP measure would be appropriately omitted from the measure, nor provide any support for the view that DD&A related to properties that are utilized in revenue generating activities would not be considered a cost of revenue. We note that your proposed reconciliation for operating netback includes ten reconciling items, while a reconciliation using gross profit would appear to entail a single reconciling item of DD&A.

We continue to believe that you will need to identify gross profit as the directly comparable GAAP measure to utilize in the reconciliation that is required by Item 10(e)(1)(i)(A) of Regulation S-K. We reissue prior comment one.

Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation